Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884
The following presentation was first made available to investors on August 26, 2015.

Simon Farrant, Schlumberger Vice President of Investor Relations

Thank you for joining us on this conference call.

Some of the statements we will be making today are forward-looking. These matters involve risk and uncertainties that could cause our results to differ materially from those projected in these statements.

I therefore refer you to our latest 10-K filing and our other SEC filings.

 Schlumberger and CameronSurface and subsurface integration – the next chapter of our growth August 26, 2015

 Safe Harbor  2  Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. Schlumberger can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required votes of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Paal Kibsgaard, Schlumberger Chairman and Chief Executive Officer

Thank you for joining us on this conference call.

In recent presentations we have stated the need for the oil and gas industry to change the way it works, as we pursue a much needed step-change in performance with commodity prices no longer supporting a steadily increasing cost per barrel.

At our Investor Conference in June 2014, we showed you how we are transforming Schlumberger, and how this is built on the pillars of technology, integration, efficiency and reliability.

These four factors are currently driving our operational and financial outperformance, in a market environment that has become even more challenging over the past year, and they are reflected in our recent decremental margins, which are far better than those we have delivered in any previous downturn.

Today, we are excited to announce that we have reached a definitive agreement to acquire Cameron, a company that we have worked very closely with in recent years, in particular through the OneSubsea joint venture.

 Safe Harbor  3   Additional Information This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger will be available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron will be available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Participants in Solicitation Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Four things make the planned transaction extremely compelling.

First, is the broad opportunity for technology-led growth through the integration of Schlumberger’s reservoir and well technology with Cameron’s wellhead and surface technology, further enabled by our unique strengths in instrumentation, software and automation. We believe this combination will launch a new era of complete drilling and production system performance.

Second, is the cost synergy that can be achieved through efficiency improvements in operating costs, supply chain performance and engineering and manufacturing processes, strongly supported by our well-established corporate transformation platform.

Third, is the value we will create for customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment through new and more risk-based business models. All of these will contribute towards improving production, increasing recovery and lowering cost per barrel.

And last, the transaction will create value for shareholders through profitable technology-driven growth in complementary businesses, with virtually no product line overlap between Schlumberger and Cameron. And although current industry conditions are challenging, the timing of this transaction will provide the combined company the time required to be optimally positioned for the market recovery.

While I will leave the detailed financial discussion to Simon Ayat, let me just say that the transaction will expand our revenue base by more than 20%, while achieving $300 million in synergies in the first year, and $600 million in the second year after the transaction closes. These synergies make this transaction accretive to earnings per share as early as the end of the first year after close.

Before I explain in more detail the exciting growth opportunity that will emerge from the combined company, I would like to say a few words about Cameron and what drove us to pursue this transaction.

 Compelling Strategic Rationale  Growth through integration of reservoir, well and surface technology with instrumentation and control to launch a new era of drilling and production systemsCost efficiencies through synergy, delivering improvements in operating costs, supply chain and manufacturing, leveraging Schlumberger’s transformation platformValue for customers through expanded technical capabilities, improved efficiency, closer commercial alignment to lower cost per barrel and raise recoveryValue for shareholders through profitable growth in complementary markets; revenue increased by >20%; $600M of synergies; accretive to EPS by end of first year  4

Cameron, with its proud 90-year history that began in pressure control technology, is one of the premier engineering and manufacturing companies in our industry, with a broad portfolio of surface drilling and production-related products, which is well-balanced between offshore and land markets.

Through the quality of its people and its continued commitment to research and engineering, Cameron has a range of innovations and industry firsts to their name, particularly within the domain of pressure control, where they continue to represent the industry standard.

Today, Cameron holds well-established market leadership positions in each of its product lines, and currently has an unprecedented global installed base, with Cameron wellheads on one-third of the world’s accessible producing wells market.

When you add to this a company culture focused on the integrity and quality of their products, and a management team open to new ideas as we closely observed through our OneSubsea joint venture, it became clear to us that the basis for a fruitful combination of our two companies was not only compelling, but also culturally very feasible.

 Cameron Flow Control Technologies  5    Global leader in surface process and flow controlLeading products and technologies across 5 product lines  Production  Drilling            Drilling Systems  Subsea  Surface Systems  Valves &Measurement  Process Systems

Building further on the cultural fit between the two companies, let me now lay out the industrial logic for the transaction in more detail, starting off with a brief summary of how we have evolved our own technology offering over the past decades.

   6  Well  Characterization   Production  Drilling  Reservoir  Schlumberger Product Group Technologies

The foundation for Schlumberger’s success since our creation in 1926 has been our reservoir expertise, which today is housed in our Reservoir Characterization Group. This covers our market-leading product lines in wireline, seismic, well testing, core and fluid analysis, data processing, and reservoir modelling software, as well as the industry’s largest petro-technical community that counts approximately 10,000 experts.

In addition to our unmatched reservoir expertise, the Reservoir Characterization Group has also established leadership positions in sensor and instrumentation design, mathematical and numerical modelling, and software and control system development. Enabled by more than 30 petaflops of computing power, these disciplines represent the fundamental, technology backbone of Schlumberger.

 Characterization – Reservoir Expertise  7    Scientific understandingIndustry leaders in static and dynamic modeling Sensors and instrumentation   Industry standard software Computing power10,000 petro-technical experts   Characterization

Building on the unique capabilities of our Reservoir Characterization Group over the last two decades, we have built an industry-leading downhole drilling offering, by first transferring wireline technologies into the measurement- and logging-while-drilling services of our Drilling & Measurements product line, and then by using our downhole tool design capabilities to build the industry’s leading, rotary-steerable systems.

In 2010, we further extended our downhole drilling offering through the Smith, MI-SWACO and Geoservices transactions, which gave us a complete range of drillbit, drilling tool, drilling fluid and mud logging capabilities. With this, we brought together all the individual hardware components of the bottomhole-assembly into a fully integrated system, leveraging our deep knowledge of instrumentation, software optimization, and automation.

Following a highly successful integration process, our Drilling Group has in recent years posted industry-leading growth rates and at the same time improved profitability to now be in line with the rest of Schlumberger, whereas at the beginning, it was clearly dilutive.

In parallel with expanding our Drilling offering, we have also continuously evolved our production portfolio, again building on our core scientific platforms together with targeted M&A activity.

 Drilling – Integrated Technologies  8  Drilling  Leveraging measurements technologies Game changing innovationComplementary M&AFully integrated bottom-hole assemblySystems modeling and automation Moving towards performance contracts

In hydraulic fracturing we have for years combined our reservoir expertise with the latest advances in fluid chemistry, to drive well and reservoir production through innovative stimulation services such as the HiWAY and BroadBand techniques.

Our geo-engineered shale completions, which consistently deliver higher production compared to conventional techniques, are built directly on our unique formation evaluation measurements combined with our Mangrove reservoir and completion modelling software.

In coiled tubing, we have used wireline sensors and innovative telemetry technology to help establish our industry-leading ACTive platform.

Through the acquisition of Camco in 1998, we added completion hardware, which we have evolved into our industry-leading Manara intelligent completions system, which once again leverages measurement and control capability from Reservoir Characterization.

We also established a leading position in the ESP and gas lift markets, which in recent years we have augmented by a series of acquisitions in rod lift and progressive cavity pumps, to build a complete life-of-well, artificial lift solution.

The evolution of our technology offering that I just outlined has three common threads.

First, the driving force behind the technology evolution is the core expertise coming from our Reservoir Characterization Group.

Second, the overarching value proposition continues to be the evolution of individual hardware components into integrated systems, thereby setting new standards of performance facilitated by instrumentation, software modelling, control and automation.

Third, in the evolution of our offering, we have successfully used targeted M&A activity to complement our own organic technology and business developments efforts.

Up until now, our focus as a company has been largely on the subsurface, through the reservoir and the well, and the success of our overall approach can be seen by our market leadership position in almost all the downhole market segments we participate in, and by our vastly superior operating margins.
 Production – Integrated Processes  9  Production  Introducing science to productionInnovative fluid chemistryCustomized intelligent completionsComplete artificial lift offeringWell intervention measurementsTargeted M&A

As we continue to seek new ways to drive total system performance in the areas of both drilling and production, it has become very clear to us that there is huge potential in a much closer integration between the surface and subsurface parts of both the drilling and production systems.

The surface and seafloor drilling components, including the BOP and rig equipment, are critical elements in the drilling process, and we aim to create the next step change in total drilling system performance, by introducing new surface sensors and instrumentation, which together with the downhole data feeds into a common optimization software, that directly controls and actuates all the key surface and downhole parameters in real time.

       11  Well  Characterization   Production  Drilling  Production  Drilling  Wellhead+    Reservoir  Integrated Drilling SystemsIntegrated Production Systems  Schlumberger and Cameron from Pore to Pipeline

So in summary, the industrial logic of this transaction is to create technology-driven growth by integrating Schlumberger’s leading reservoir and well technology with Cameron’s leading wellhead and surface technology, into the industry’s first complete drilling and production systems, fully enabled by our unique expertise and platform of instrumentation, data processing, software control and system integration.

     Revenue Synergy  12  Integration  Customers  Expand our customer baseLeverage our global footprintBroaden our technology portfolio  Increase recovery ratesReduce costs per barrelCloser commercial alignment  Value      Components  Equipment  Sales  System Integration  AutomationSoftwareInstrumentation  PerformanceServicesRentals

Turning then to the organizational integration, the technology offerings of Schlumberger and Cameron are highly complementary, with practically no technology overlap.

Based on this, Cameron with its current product line structure, will join Schlumberger as a complete new product group, on par with our existing Characterization, Drilling and Production Groups, which will significantly simplify the overall integration scope.

We are also very pleased to announce that Scott Rowe will take the helm of Cameron, as it joins Schlumberger, and he will be instrumental in both the initial integration process as well as the implementation of our medium to long-term growth plans.

We have worked closely with Scott over the past 3 years, and got to know him as an outstanding leader, with great technical understanding and team building capabilities, and he will add another dimension to the already outstanding leadership team of Schlumberger.

In terms of initial integration priorities, after the close, the focus will be on streamlining the corporate and back-office support functions, leveraging our common infrastructure and supply chain buying power, as well as establishing a coordinated customer interface.

Following this, we will shift focus to coordinating and integrating our efforts on research, engineering and manufacturing, as we pursue our stated value proposition, of creating the industry’s first total drilling and production system.

       Processing Systems  1  4  Drilling Tools   New Schlumberger Group Structure  14  Cameron  Characterization  Drilling  Production  Schlumberger  Notes: (1) Revenue year end 2014, (2) CAM and SLB SEC filings, IHS, Infield, Capital IQ, Spears, SLB and CAM, public sources, (3) Business Rank source: Spears Oilfield Market Report May 2015, * No ranking published by Spears; source: Schlumberger  $10.3 billion  $12.2 billion  $18.5 billion  $18.1 billion  Revenue    Well Services  OneSubsea  Wireline  2  1  1  2  Drilling & Measurements  Completions  Drilling Systems  Testing Services  2  1  1  3  Geoservices    Artificial Lift  Valves & Measurements  WesternGeco  1  2  1  2  Bits  Well Intervention  Subsurface Systems  SIS*  1  1  1  1  M-I SWACO  Business Rank

Jack Moore, Cameron Chairman and Chief Executive Officer

I’m very pleased to be here today to talk about this exciting transaction, which builds on our three-year partnership with Schlumberger on our joint venture. This great success makes it very logical next step for Cameron.

The transaction would create a transformational oilfield services company, and it will deliver immediate value to our shareholders, while also enabling them to own a meaningful share of Schlumberger and participate in what we are creating here today.

After careful consideration, combining these companies we can achieve results that are better than we can achieve independently. This is a great outcome for shareholders, employees, and customers.

We believe this highly complementary transaction is the best way to enable us to drive future growth through an integrated and expanded platform.

Upon closing this transaction, we will be better positioned to serve the changing needs of our customers around the world and help address the current market challenges that our customers are facing in today’s environment.

We look forward to working closer with Schlumberger on the integration which will be led by Scott Rowe, Chairman and CEO-elect. As I stated earlier, Cameron has a long and rich history founded on engineering, manufacturing, and customers. All of this made possible by dedicating a committed and focused team of people doing the right things right each and every day for Cameron. We are truly excited to be part of defining the future and creating the industry’s first integrated drilling and production systems company.

       11  Well  Characterization   Production  Drilling  Production  Drilling  Wellhead+    Reservoir  Integrated Drilling SystemsIntegrated Production Systems  Schlumberger and Cameron from Pore to Pipeline

Simon Ayat, Schlumberger Chief Financial Officer

As you heard, Schlumberger and Cameron have entered into a merger agreement in a stock and cash deal. Cameron stockholders will receive 0.716 shares of Schlumberger Limited plus $14.44 in cash. Under the terms of the agreement, the principal US subsidiary of Schlumberger will acquire Cameron.

In light of the recent volatility in the financial markets, both Schlumberger and Cameron felt that having Schlumberger stock represent a large component of the consideration was in the best interests of both of our shareholders. This is the reason for the 78/22 split between stock and cash. The cash portion of the purchase price will be funded by cash on hand.

Upon closing and reflecting the issuance of approximately 137 million new shares, Cameron shareholders will own approximately 10% of Schlumberger’s outstanding shares. The transaction is valued at approximately $14.8 billion based on the Schlumberger closing stock price on August 25, 2015, and reflects net debt of $1.1 billion plus non-controlling interests of $900 million.

The transaction represents a 56.2% premium to the closing stock price of Cameron on August 25, 2015. This is a 37% premium over the 20-day volume weighted average.

From a multiple perspective, the consideration is 8.8 times Cameron’s trailing twelve month EBITDA.

 Proposed Transaction Summary  15    Consideration  $66.36, 78% stock / 22% cash, taxableThe principal US subsidiary of SLB acquires CAM  Valuation  Average historical premiums and exchange ratios:Spot = 56.3% 0.5856x20-day VWAP = 37.0% 0.5989x1-year = 25.6% 0.5885xEV / EBITDA TTM multiple 8.9xNet Debt1 assumed $1.1 BillionNoncontrolling interest $0.9 Billion  Ownership   Approvals   Cameron shareholders to own 10% of the combined company  Subject to regulatory approvals and other customary closing conditions   1 Assumes $2.8bn of debt and $1.7bn of cash & short-term investments per 30-Jun-2015 balance sheet.

I would like to comment briefly on the synergies we referred to in our press release. We have been considering this transaction for quite some time and have done a substantial amount of work from the bottom up on the expected synergies in this transaction. Therefore, we have a high degree of confidence in the estimates we have made. We expect the transaction to close in the first quarter of 2016. We estimate pre-tax synergies to be approximately $300 million in the first 12 months of closing and $600 million in the second year. These numbers consist primarily of cost, as opposed to revenue synergies in these first couple of years post-closing. As Paal mentioned, the opportunities for revenue synergies are very significant and are expected to grow considerably in future years.

As a result of these largely cost synergies alone, and based on consensus estimates of both companies, we expect the transaction to be accretive on an EPS basis within the first 12 months of closing. This obviously includes certain estimates and assumptions regarding the purchase accounting, which can only be finalized upon the closing of the transaction. Based on our current assumptions, we have estimated the incremental after-tax depreciation and amortization as a result of fair value adjustments to the net assets of Cameron to be approximately 11 cents per share, after taking into account the newly issued shares.

Lastly, let me comment on a topic that I know is on everyone’s mind. That is stock buyback. Our priorities with respect to how we manage our cash flow have not changed. Our first priority is to reinvest in the business to drive growth through capex, R&E and investments in future revenue streams such as multiclient and Schlumberger Project Management (SPM) projects. We will continue to review our dividend on an annual basis and we will look to take advantage of M&A opportunities that present themselves. The balancing factor will continue be the stock buyback program.

As you know, both Schlumberger and Cameron have substantial stock buyback programs. In fact, during the first six months of 2015, the two companies bought back a combined $1.4 billion of their stock.

We have very high expectations for the free cash flow that the new combined company will generate. In this regard, we fully expect the new combined company to take advantage of its ability to generate strong cash flows as well as the strength of its combined balance sheets in order to be very opportunistic in terms of buybacks.

Paal Kibsgaard, Schlumberger Chairman and Chief Executive Officer

Let me again summarize the four elements that make this transaction so compelling.

First, is the broad opportunity for technology-led growth through the integration of Schlumberger’s reservoir and well technology with Cameron’s wellhead and surface technology, further enabled by our unique strengths in instrumentation, software and automation. Altogether launching a new era of total drilling and production performance.

Second, is the cost synergy that can be achieved through efficiency improvements in operating costs, engineering and manufacturing processes and supply chain performance, strongly supported by our well-established corporate transformation platform.

Third, is the value we will create for customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment through new and more risk-based business models. All contributing towards improving production, increasing recovery and lowering cost per barrel.

And last, the transaction will create value for shareholders through profitable technology-driven growth in complementary businesses, with virtually no product line overlap between Schlumberger and Cameron. And although current industry conditions are challenging, the timing of this transaction will provide the combined company the time required to be optimally positioned for the market recovery.

That concludes our call, thank you for participating.

Schulmberger and Cameron from Pore to Pipeline Integrated Drilling Systems Integrated Production Systems

Contacts

Schlumberger

Schlumberger Limited

Simon Farrant
Vice President Investor Relations

Joy V. Domingo
Manager of Investor Relations

+1 (713) 375 3535
Investor-relations@slb.com
http://Investorcenter.slb.com

CAMERON

Cameron International Corporation

Scott Lamb
Vice President Investor Relations

+1 (713) 513 3344
scott.lamb@c-a-m.com

* Mark of Schlumberger or of Schlumberger companies
** Mark of Cameron

Schlumberger